

June 17, 2024

Thomas DeNunzio
Chief Executive Officer
Blubuzzard, Inc.
1800D Mineral Spring Avenue, #164
North Providence, RI 02904

      Re: Blubuzzard, Inc.
           Schedule 14F-1 Filed June 11, 2024
           File No. 005-91176

Dear Thomas DeNunzio:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 14F-1 Filed June 11, 2024

General

1.   We note the biography provided for Mr. Thomas DeNunzio on page 3 of the Schedule 14F-1. Please revise this biography to provide the information required by Item 401(e) of Regulation S-K, including Mr. DeNunzio's business experience during the past five years and the specific experiences, qualifications, attributes or skills that led to the conclusion that Mr. DeNunzio should serve as a director.

2.   We note the disclosure on page 6 of the Schedule 14F-1 that the Company is aware of certain Form 3s and a Form 4 that have not been filed by certain Reporting Persons. Please revise to provide the identity of each Reporting Person who failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, and the number of late reports for each Reporting Person. Refer to Item 405(a) of Regulation S-K.

3.   The SEC no longer maintains a public reference room where filings can be inspected and

copied by the public. Please revise the disclosure on page 6 of the Schedule 14F-1 accordingly.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions